Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

September 21, 2010

By Fax and Edgar

II. Christopher Owings
Assistant Director
Securities and Exchange Commission
Fax:           202-772-9349

Re: Top Gear, Inc.
Registration Statement on Form S-1 - Amendment No. 1
File No. 333-168066
Originally Filed July 12, 2010

Dear Mr. Owings:

Top Gear, Inc. (“Top Gear”) acknowledges receipt of the letter dated August 5, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments, as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Top Gear is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Outside Front Cover Page of Prospectus

1.
Please prominently state on the front cover page of your prospectus that you are a development stage company without sufficient capital for operations, no current plan to begin operations and that your auditors have issued a going concern opinion.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Response:  Revised.  We have revised the front page of the document to state that we are a development stage company, that our auditors have issued a going concern opinion and that even though we have commenced operations, we do not have sufficient capital to implement our marketing plan or to remain in business for the next twelve months.  Please see the Amended Draft.

2.
Revise the first paragraph to remove the implication that your shares will be traded on the OTC Bulletin Board.  Similarly, revise your statement in the third paragraph, “…we intend to have a market maker…” since there is no assurance that you will be successful.

Response:  Revised.  We have revised the second sentence in the first paragraph on page ii of the document as follows:

“The selling stockholders have advised us that they will sell the shares of common stock from time to time after this prospectus is declared effective and they have set a fixed offering price for these securities of $0.025 per share of common stock offered through this prospectus unless and until our shares are quoted on the OTC Bulletin Board.  Our selling stockholders have advised us that, if our shares are quoted on the OTC Bulletin Board, they will sell the shares of common stock from time to time at prevailing market prices or privately negotiated prices.”

We have revised the third sentence in the third paragraph on page ii of the document as follows:

“After the effective date of the registration statement, we intend to have a market maker file an application with the Financial Industry Regulatory Authority (“FINRA”) to have our common stock quoted on the OTC Bulletin Board, although there is no guarantee that such application will be successful.”

Dealer Prospectus Delivery Obligation, page v

3.	Please re-locate the Dealer Prospectus Delivery Obligation to the back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

Response:  Revised.  We have re-located the Dealer Prospectus Delivery Obligation to the back cover page of the prospectus in accordance.  Please see the Amended Draft.

Summary Information, page 1

4.
Revise your heading to make clear, and include any additional information that is necessary, that the information presented is a brief overview of the key aspects of the offering.  See the instruction to Item 503 of Regulation S-K.  In addition, delete the defined terms in the last sentence as the meanings are clear from their context.

Response:  Revised.  We have revised the heading on page 1 of the document as follows:

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

“This summary is a brief overview of the key aspects of the offering and does not contain all of the information you should consider in making your investment decision.  It highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes, and especially the risks described under "Risk Factors" beginning on page 4.”

Corporate Background, page 1

5.	Delete the last two sentences in the second paragraph since you do not have an active website.

Response:  Even though we do not have an active website, we believe that these two sentences should be retained in accordance with the Commission’s Release No. 34-42728, which requires a statement to denote that third-party URLs that we reference in the document are inactive textual references only.

6.
We note your statement on page 19 that you must raise cash from sources other than your operations in order to implement your marketing plan.  We further note your statements on pages 4 and 19 that you will require $70,321 to commence operations during the next twelve months and that you have no financing plans at this time.  Please state this in your Summary Information section.

Response:  Revised.  We have added the following to the beginning of the third paragraph of the Summary Information section of the document as follows:

“We must raise $72,980 from sources other than our operations in order to implement our marketing plan and remain in business for the next twelve months.  We have no financing plans at this time.”

Risk Factors, page 4

7.
Please note that risks that describe circumstances that could apply equally to other businesses that are similarly situated are generally generic risks that should not be included in your risk factor disclosure.  Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering.  As examples only, and not an exhaustive list, we note that the following risk factors appear to contain generic disclosures:

•	We need to retain key personnel to support our services and ongoing operations;
•	We may be unable to anticipate changes in consumer preferences, which may results in decreased demand for our products; and
•	Efforts to comply with recently enacted changes in securities laws and regulations will increase our costs and require additional management resources, and we still may fail to comply.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Review your entire risk factor section and revise as necessary.  Refer to Item 503(c) of Regulation S-K and Updated Staff Legal Bulletin No. 7 available at our website at www.sec.gov/interps/legal/cfslkb7a.htm.

Response:  Revised.  We have revised our risk factors in accordance with the above comment.  These changes include deleting and/or revising the above referenced risk factors to state specific material risks to our company.  Please see the Amended Draft.

8.
We note your statement in the first risk factor that you do not anticipate generating revenues before the second quarter of 2011.  In view of your current position, please delete this statement or further qualify your expectation.

Response:  Revised.  We have deleted the third sentence of the first paragraph of Risk Factor No. 1 on page 4 of the document, which stated that we do not anticipate generating revenues before the second quarter of 2011.  Please see the Amended Draft.

9.
We note your statement in the second risk factor that you may need additional financing in order to establish profitable operations.  Please revise since you also indicate that you do not have any current sources of financing to commence operations and even with financing there is no assurance that you will be profitable.

Response:  Revised.  We have revised Risk Factor No. 2 on page 4 of the document as follows to clarify that we do not have any current sources of funding to implement our marketing plan and that, even with funding, there is no assurance that we will be profitable:

“We were incorporated on December 31, 2007.  We currently have no products, customers, or revenues. Although we have begun initial planning for the marketing of our kosher certification, we may not be able to execute our business plan unless and until we are successful in raising additional funds.  We anticipate that we will require $72,980 to implement our marketing plan and to remain operational during the next twelve months. Even with this funding, if we do not generate any revenues within the next twelve months, we may require additional financing in order to establish profitable operations.  Even with such additional funding, there is no assurance that we will be profitable.  Moreover, such financing, if required, may not be forthcoming.  Even if additional financing is available, it may not be available on terms we find favorable.  Failure to secure the needed additional financing will have a serious effect on our company's ability to survive.  At this time, there are no anticipated additional sources of funds in place.”

10.
We note your statement in the last paragraph on page 6 that your officers and directors have “no experience in operating a kosher certification business or in the marketing of such services or the training of kosher food supervisors.”  This statement appears inconsistent with your statement in the first paragraph on page 8 that you “executive officers…have critical industry experience and knowledge of the laws of kosher food certification.”  Please clarify or revise.

Response:  Revised.  While our officers and directors have no experience in operating a kosher certification business, marketing such services, or training kosher food supervisors, as stated in Risk Factor No. 8 on page 6, they do have knowledge of the kosher certification industry and the laws of kosher food certification.  In order to clarify this distinction, we have revised the second sentence of Risk Factor No. 13 on page 8 of the document as follows:

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

“Our future success depends upon the continued services of our executive officers who have critical knowledge of the kosher certification industry and of the laws of kosher food certification.”

11.
We note your disclosure on page 9 that you expect to evaluate a wide array of potential strategic transactions and relationships with third parties who will interact with potential clients or who may be recipients of your kosher food supervision and certification services.  In your Description of Business section, please elaborate on the types of strategic transactions or relationships you intend to evaluate and how they fit into your overall business plan.

Response:  Revised.  We have revised the Description of Business section to include a Strategic Relationships sub-section on page 31 of the document as follows:

“Strategic Relationships

We expect to evaluate a wide array of potential strategic transactions and relationships with third parties who will interact with our potential clients or who may be recipients of our kosher food supervision and certification services.  From time to time, we may engage in discussions regarding potential joint ventures to create or strengthen strategic partnerships to further the development and success of the company.  Examples of such strategic transactions include partnering with health-related organizations and causes, and obtaining corporate brand endorsements to promote our business.  We plan to explore establishing mutually beneficial relationships with organizations such as diabetic support groups, weight-loss organizations, heart foundations, fitness clubs and sports organizations, and others third parties that may be able to assist us with the promotion of the health benefits associated with kosher products certification.”

Determination of the Offering Price, page 13

12.	Delete the reference to “no significant operating history” in the second paragraph in view of your lack of any operating history going beyond limited planning.

Response:  Revised.  We have deleted the word "significant" from the first sentence in the final paragraph of page 13 of the document.  Please see the Amended Draft.

Selling Security Holders, page 15

13.
It appears that the correct percentage of beneficial ownership of your selling security holders with 20,000 shares prior to the offering, 40,000 shares prior to the offering, 60,000 shares prior to the offering and 80,000 shares prior to the offering, should be 0.23%, 0.46%, 0.70% and 0.93%, respectively.  Please revise or clarify.  Please also revise the total percentage beneficial ownership prior to the offering as applicable.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Response:  Revised.  We confirm that the percentages stated in your comment are correct and we have revised the percentages under the column "Beneficial Ownership Before Offering" in the table on pages 15, 16 and 17 of the document.  Please see the Amended Draft.

14.
Please revise footnote one or advise us what is meant by the phrase, “unless otherwise shown in the table.”  Please also apply this comment to the phrase “…sells shares of common stock not being offered in this prospectus…” in the second sentence.

Response:  Revised.  We have deleted the phrase "unless otherwise shown in the table" from footnote 1 on page 17 of the document, as the table does not contain any qualifications of the general statement at the beginning of the sentence.  In addition, we have deleted the phrase “sells shares of common stock not being offered in this prospectus” from footnote 1 on page 17, as none of the Selling Shareholders own any shares of common stock of the Company other than as listed in the table. Please see the Amended Draft.

Management’s Discussion and Analysis or Plan of Operation, page 19

15.
Please revise the last sentence of the first full paragraph to remove the implication that you do not have an obligation to update your prospectus for any material changes.  Please confirm your understanding in this regard.

Response:  Revised.  We have revised the last sentence of the first full paragraph on page 19 of the document to remove the implication that we do not have an obligation to update our prospectus for any material changes as follows:

“Events may occur or circumstances may change after the date on which these forward-looking statements are made which could cause actual results to differ materially from those in these forward-looking statements.”

Overview, page 19

16.
We note you need $70,321 to remain in business for twelve months, do not anticipate generating significant revenues until you are in a position to market your services and require cash from sources other than your operations to implement your marketing plan.  We further note your statement that you anticipate generating revenues in the second quarter of 2011 and that if you are unable to generate revenues within twelve months of effectiveness of this registration statement, you may suspend or cease operations and that you have no other financing plans other than as described in page 19.  Please disclose:

•	how you intend to finance and implement your marketing plan; and
•	how you anticipate proceeding with your operations if you do not generate any revenues.

To the extent your plans would be aborted or curtailed if you do not implement your marketing plan or do not generate any revenues, please provide detailed disclosures regarding how you plan to proceed under these scenarios.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Response:   Revised.  We have revised the final paragraph in the Overview section on page 19 of the document to include the following additional disclosure:

“We believe that we will need to raise an additional $72,980 in order to allow us to begin our market development and remain in business for twelve months.  If we are unable to raise additional financing to implement our complete marketing plan as detailed below, we intend to limit our marketing activities to no-cost and low-cost social media tools and sites such as LinkedIn, Twitter, and Facebook, and to market our services by means of free networking and promotional tools such as e-mail lists, Internet groups, and blog posts.  We hope to create, at minimal cost, a web presence that will draw attention to our business plan and kosher certification services and to the fact that we are looking to attract field representatives.  If we raise sufficient funds to finance and implement our marketing plan, we expect to begin to generate revenues in the second quarter of 2011.  If we are unable to finance and implement our marketing plan, we may have to curtail our activities.  If we raise the necessary funds, but are unable to generate revenues within twelve months of the effectiveness of this Registration Statement for any reason, or if we are unable to make a reasonable profit within twelve months of the effectiveness of this Registration Statement, we may have to suspend or cease operations. At the present time, we have not made any arrangements to raise additional cash.  We may seek to obtain additional funds through a second public offering, private placement of securities, or loans. Other than as described in this paragraph, we have no other financing plans at this time.”

Plan of Operation, page 19

17.
We note your statement in the last paragraph on page 28 that one of the three ways potential certification customers may contact you is through your field representatives who may locate potential customers.  We further note your statement in the last paragraph on page 20 that you plan to have your sales staff recruit potential contractors and your statement at the bottom of page 23 that you plan to have your marketing team attend shows as early as October 2010.  Please clarify and elaborate the role of your sales and marketing team.  To the extent this team’s responsibilities may overlap with your field representatives, please clearly state so.  Please also discuss your plan and cost structure for these representatives.  In addition, we note your reference to retaining a kashrut specialist as a consultant to the company.  Please discuss the terms of this arrangement and the current status of his endeavors.

Response:  Revised.  We have revised page 19 of the document to clarify and elaborate the role of our sales and marketing team as follows:

“We envision three groups within our corporate structure working together to promote our Company and to advance our goals:  a marketing team, a sales team, and a team of field representatives.  Until we are able to raise additional funding or our cash flow permits us to hire employees, the responsibilities of our proposed marketing and sales teams will be administered by our officers and Directors, who are not receiving any compensation for their activities on behalf of the Company,.  We plan for our marketing team, initially consisting of our Secretary, to create the positioning for the Company and to determine how we will promote our organization.  We expect our marketing team to create the tools, materials, and directions to be used by our sales team.  We plan for our sales team, initially consisting of our President, to work “on-the-ground” locally, finding contractors to work as field representatives and developing regional promotional mechanisms to sell our services to potential customers. The third group, our field representatives, will be independent contractors associated with our sales team and located in each of the local regions designated for activity.  These field representatives, who will be responsible for inspection and certification projects, will follow the directives of our marketing team and report directly to our sales team.  While the responsibilities of our marketing team and sales team will overlap in some ways, we expect these two groups to complement one another.”

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

As disclosed on the bottom of page 19 of the document and in the “Activities to Date” section on page 24, we have entered into a consulting agreement with a kashrut specialist.  The agreement is attached to the document as Exhibit 10.1.  We have revised page 20 of the document to include a summary of the material terms of this agreement.  Since the signing of the consulting agreement, the kashrut specialist has met with our Directors on several occasions to discuss details of the kosher manual and to assert his readiness and ability to prepare training materials as well as the kosher manual.  The kashrut specialist has informed us that he expects to complete the outline of the kashrut manual by the end of October 2010.  Please see the Amended Draft.

18.
We note the timeframe for your plan of operations which you set forth at the top of page 20.  Please detail the costs associated with your plan of operations and also in light of the budgeted expenditures you set forth on page 34.  Please provide both the anticipated costs and revenues associated with implementing your marketing and business plans.  For example, we note your field representatives will be required to enroll in a three month correspondence course.  Please state the cost of developing this course and the proposed fees, if any, that you will charge your representatives for this course.  Please either revise your registration statement to specifically address your planned operations in sufficient detail for an understanding or disclose your status as a blank check company and the meaning of that designation, as well as to comply with Rule 419 of the Securities Act of 1933.

Response:  Revised.  We have revised the Plan of Operation to include the costs associated with the proposed activities in light of the budgeted expenditures set forth on page 34 of the document.  The kosher manual will cost the company $5,000, of which $500 will be paid upon completion of the outline and $4,500 will be paid upon completion of the manual, as per our agreement with the kashrut consultant.  Our Directors, at no charge to the Company, will prepare the three-month training/correspondence course based on the kashrut manual being prepared by our kashrut consultant.  We may ask the kashrut consultant for assistance in the preparation of training/correspondence course and will pay him on a per hour basis for his help with the training materials.  The cost to the Company to administer the course and evaluate the course participants is estimated to be $3,000.  We plan to charge each field representative $150 to enroll in the training course.  We anticipate the cost for our marketing and advertising campaign for the next twelve months to be $16,980 which will be used for Google ads, Banner Ads, targeted web-site advertising, and print advertising.  Please see the Amended Draft.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Liquidity and Capital Resources, page 24

19.
We note your disclosures throughout the filing that you will need to raise $70,321 to commence operations and remain in business for the next 12 months.  Considering that failure to secure the needed additional financing will have a serious effect on your ability to survive, as noted on page 4, please expand your disclosures in this section to discuss the course of action that you propose to take to remedy the deficiency in your liquidity.  Please disclose your anticipated sources of funding needed to fulfill these commitments, including the priority of these sources, and any material commitments for expenditures.

Response:  Revised.  We have revised the Liquidity and Capital Resources section of the document to include the following additional disclosure:

“At the present time, we have not made any arrangements to raise additional cash.  We may seek to obtain additional funds through a second public offering, private placement of securities, or loans. Other than as described in this paragraph, we have no other financing plans at this time.”

Description of Business, page 26

Overview of the Company, page 26

20.	Expand the last sentence of the first paragraph to also include any persons associated with any business or company, if true.

Response:  Revised.  We have revised the last sentence of the first paragraph on page 26 of the document as follows to include reference to any persons associated with any business or company:

“Neither the Company nor its officers, Directors, promoters or affiliates, has had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with any representatives of the owners of, or any persons associated with, any business or company regarding the possibility of an acquisition or merger.”

21.
In this section, and throughout your document, we note you include many factual statements, but have not always indicated whether the source of this information is based upon management’s belief, industry data, reports, articles, or any other source.  If the statements are based upon management’s belief, please indicate that and include an explanation for the basis of that belief.  Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated.

For example, and not as an exhaustive list, please provide us with the sources or the bases of your beliefs for the following statements:

•
“Consumers are becoming increasingly disillusioned with food supplier’s claims of quality and are looking for other forms of confirmation of product safety outside of the regular framework and independent of government or corporate control,” page 26;

•	“The kosher certification system has operated for thousands of years and is not based on profit margins or annual production budgets,” page 28;
•	“Until recently, the kosher certification market has been serviced mainly by non-profit organizations,” page 28;

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

•	“Generally, kosher certification organizations are bureaucratic in nature, slow, and costly, and run by people who lack the business motivation to meet the growing demand,” page 28; and
•
“Kosher certifying agencies have traditionally covered very limited geographical areas, due to the travel requirement for personal inspections and involvement in the daily preparation processes.  This limitation has resulted in a large number of regional kosher certifiers that have only built up reliable reputations within their local markets,” page 33.

Please review your entire Description of Business section for compliance with this comment.

Response:  Revised.  We have reviewed and revised the Description of Business section to comply with the above comment.  In particular, we have revised the statements included in the bullet points listed above and provided the source for the statements and/or for management’s belief.

●	The source for the first bullet point above is http://www.rd.com/your-america-inspiring-people-and-stories/problems-in-the-fda/article55513.html.

●	The source for the second bullet point above is http://www.ou.org/kosher/primer.html.

●	The third bullet point above is based on the fact that the largest players in the field are mainly non-profit organizations, e.g., the OU, OK, Star K, and Chof K organizations.

●
With regard to the fourth bullet point above, we have deleted this statement from the document.  Although, based on our experience, we believe the statement to be true, we recognize that it is a subjective statement that is not based on objective data.

●	The fifth bullet point above is based on management’s opinion.

Please see the Amended Draft.  In addition, we are attaching the applicable source documents, with the information used highlighted.

22.	We note some of the sources you cite do not contain the information stated. For example and not as an exhaustive list:

•
the statement in the fifth paragraph on page 26 that the 2009 peanut salmonella outbreak resulted in the largest product recall in U.S. history is not contained in the referenced source, http://foodpoisoning/pritzkerlaw.com/archives/eat-peanut-butter-salmonella-lawsuit.html;

•
the statement on page 31 that “[i]n the US market alone, consumers spend approximately $6.7 billion a year on kosher products,” is not contained in the referenced source, http://www.kosher.org.au/kosher_market.htm; and

•
the statement on pages 31 and 32 that “the kosher certification markets in India and China have been growing at a surprising 15% per annum” and that Jehovah’s Witnesses respect the kosher symbol, respectively, is not contained in the referenced source, http://www.nutringredients-usa.com/Consumer-Trends/China-and-India-see-rise-demand-for-kosher-certs.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Please clarify or revise.  Please review your entire Description of Business section for compliance with this comment.

Response:  Revised.  We have revised the document and the source citations in the Description of Business section for compliance with your comment.  Please see the Amended Draft.

Our Competition, page 32

23.
Please discuss your perceived business viability in view of your statement that “There are many well established kosher certification agencies presently in the market.”  In your revised description of your business, please discuss general statements, such as “We intend to enter the market with a technological edge…” with more specificity.

Response:  Revised.  We have revised page 33 of the document to remove the claim that we have a technological edge and have revised page 28 to include in the description of our business the following additional disclosure:

“Although there are many well established kosher certification agencies presently in the market, we believe that our business is viable since we plan to provide kosher certification services promptly, expeditiously, and at a competitive cost.  Management believes that as a majority of our competitors are long-time established non-profit organizations, they tend to conduct their business affairs in a manner which is not commercially savvy.  Although other established kosher certification agencies have web sites and provide new customers with the option to sign up for kosher certification via the web, the kosher certification process still involves on-site face-to-face meetings, as well as telephone discussions with customers, before kosher certification is awarded.  While we will require our field representatives to perform on-site visits, we intend to modernize and expedite the sales cycle and the certification process by using modern communication tools, such as Skype, online registration and filing capabilities, and email.  In addition, we intend to utilize commission-based local field representatives who will be responsible for customer relations.  Since our field representatives will receive a commission for each customer inspected, they will have an incentive to perform the inspection services expeditiously. At the same time, our kashrut certification process will ensure that the value and quality of our certification is not compromised, by providing for random inspections by management.  As our business grows, we expect to eventually dedicate an employee to quality control.”

Competitive Advantages, page 34

24.
Please expand this section to further describe the reason you believe your listed advantages provide you with an advantage.  For example, what do you intend to do that well established companies aren’t already employing?  Why do you expect your field representatives to be more motivated than persons with well established entities?

Response:  Revised.  We have revised the Competitive Advantages section to include the following additional disclosure:

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

“Because many kosher certification services (OU, OK, Chof-K, etc.) are run as non-profit public service providers, and not as businesses, they are not driven to turn a profit. Further, since, based on our knowledge of the industry, our competitors’ local representatives are not paid on a commission basis, we believe that such individuals conducting the on-site inspections would be less motivated than inspectors who receive a commission on each customer serviced.

Furthermore based on our knowledge of the industry, the current certification organizations often take a relatively long period of time to assign a supervisor, verify the status of a company’s products, review the overall production process, put someone in place to supervise the actual production, and finally come to a determination. We believe that we will be able to provide a shorter turn-around time from initial inquiry to on-site inspection and certification.

Finally, by using the latest Internet and social media tools, such as a website that is constantly being updated, blogs with the latest information, Linked-In and Facebook, we plan to keep consumers up to date on the latest kosher food offerings, as well as serve as advertisements for the food manufacturers that we service and promote their product line directly to kosher food consumers.”

Expenditures, page 34

25.
Please clarify whether your list of expenditures includes the cost of this filing.  In that regard, we note your estimate in Part II that legal and accounting costs are $25,000.  We further note your lack of funds.  Please include your plan for financing this offering in your discussion of your planned operations.

Response:  Revised.  The list of expenditures on page 34 of the document does not include the cost of this filing.  For the sake of clarification, we have revised the parenthesized comment in the first line item in the table on page 34 of the document as follows: “(includes SEC compliance, excluding the cost of this filing).”  The $25,000 referred to on page II-2 in Part II of the document discloses the cost of this filing.   In addition, we have revised the “Plan of Operations” section on page 20 of the document to disclose that we have already paid our accounting and legal fees related to this offering and we have sufficient funds to cover the remaining costs associated with the filing of the Amended Draft.  Please see the Amended Draft.

Patent, Trademark…, page 34

26.
Revise this section to delete the implication that you may have entered into agreements or contracts that did not meet the stated threshold or provide further information.  In this regard, clarify your references to your trade name.

Response:  Revised.  We have revised the “Patent, Trademark . . .” section on page 34 of the document as follows:

“We have not entered into any franchise, concession, or similar agreements. We intend to protect our trade name, Go Kosher, and our certification symbol on the basis of applicable trademark and tradename laws. Besides our trade name, we do not own any intellectual property.”

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Description of Property, page 35

27.	Please expand your description to clarify whether your office is a part of a residence or an employer’s location and, if any employer, whether they are aware and approve of this activity.

Response:  Revised.  We have revised the second sentence under the heading “Description of Property” on page 35 of the document as follows:

“Our principal executive officer provides us with the use of this office, which is a part of his residence, at no cost to the Company.”

Directors, Executive Officers, Promoters and Control Persons, page 36

28.
We note Mr. Shalom has signed this registration statement in his capacities as principal executive, principal financial and principal accounting officer.  To the extent Mr. Shalom holds these positions, please clearly state so in this section.  Should Mr. Shalom not hold these positions, please revise this section as well as the signatures on page II-7 accordingly.  Please see Item 401(b) of Regulation S-K.

Response:  Revised.  Mr. Shalom signed the registration statement in his capacities as the Company’s Principal Executive and Principal Financial and Accounting Officer, as he indeed holds these two positions.  We have revised the reference to Mr. Shalom’s position on page 36 of this document to clarify that he holds these two positions: “President, Treasurer, and Director (Principal Executive and Principal Financial and Accounting Officer).”

29.
Please explain the nature of the responsibility undertaken by Messrs. Shalom and Berman in their prior positions to adequate disclosure of their previous business experiences, including information relating to their professional competence.  For example, we note your statement that your board concluded Mr. Shalom would serve as a director because of “marketing and sales experience, which will be useful when … [you] begin marketing … services to prospective customers.”  Please elaborate on Mr. Shalom’s specific marketing experience.  Similarly, we note your statement that your board concluded that Mr. Bergman should serve as a director because of his “extensive experience in providing services.”  Please specify the type of kosher services and the position held by Mr. Bergman at Mayanot Kachayim Tour Company.  Please see Item 401(e)(1) of Regulation S-K.

Response:  Revised.  We have revised the biographies of Mr. Shalom and Mr. Bergman as follows:

“Since 2008, Omri Amos Shalom has worked as a Sales Executive for the AIG Israel Insurance Company where he is responsible for the sale and marketing of AIG’s insurance products, such as home and car insurance, to potential customers in Israel.  From 2005 to 2008, Mr. Shalom worked for Oren Pool and Gym Corporation in Netanya, Israel as a spa manager at a luxury residential complex. From 2003 to 2005, Mr. Shalom served in the Israeli Defense Forces (IDF). Mr. Shalom graduated from the Amal High School in Nahariya in 2001.”

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

“Since 2005, Mr. Bergman has been employed at the Mayanot Hachayim Tour Company in Bnei Brak, Israel as a travel agent/tour manager.  Mr. Bergman has organized and coordinated large scale religious group tours to Eastern Europe which required special logistics for traveling as well as Kosher food. His responsibilities included organizing all travel arrangements including flights, accommodations, and in-country transportation, and coordinating the provision of kosher food in foreign countries.  Mr. Bergman graduated from the Chachmei Lublin High School in Bnei Brak in 1995.”

30.	Please revise to state Messrs. Shalom and Bergman’s term of office in their capacities as both directors and officers. Please see Item 401(a) and 401(b) of Regulation S-K.

Response:  Revised.  The first paragraph in the “Directors, Executive Officers . . .” section on page 36 of the document provides:  “Our Directors hold office until the next annual general meeting of the stockholders or until their successors are elected and qualified.  Our officers are appointed by our Board of Directors and hold office until the earlier of their death, retirement, resignation, or removal.”
By way of further disclosure, we have revised page 36 of the document by inserting the following:

“Mr. Shalom’s term as Director extends until the next annual general meeting of the stockholders, or until his successor is elected and qualified.  Mr. Shalom’s term as the Company’s President and Treasurer extends until the earlier of his death, retirement, resignation or removal.”

“Mr. Bergman’s term as Director of the Company extends until the next annual general meeting of the stockholders, or until his successor is elected and qualified.  Mr. Bergman’s term as the Company’s Secretary extends until the earlier of his death, retirement, resignation or removal.”

31.
We note your statement that “[e]xcept for the shares rendered to our officers for the services they provided us, we have not paid, nor do we owe, any compensation to our executive officers.”  Please provide the disclosure required by Item 402(n), Item 402(o) and Item 402(p) of Regulation S-K for the shares rendered to your officers for services they provided.

Response:  Revised.  The opening clause was mistakenly included.  Our officers have not received any shares for services rendered.  We have revised the statement as follows:  “We have not paid, nor do we owe, any compensation to our executive officers.”

32.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  Item 402(s) of Regulation S-K requires a registrant to make disclosures regarding its policies and practices of compensating its employees “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.”  Since we have not paid, nor owe, any compensation to our employees, we have reached the conclusion that there are no “risks arising from the registrant’s compensation policies and practices for its employees [which] are reasonably likely to have a material adverse effect on the registrant.”  Accordingly, disclosure under Item 402(s) of Regulation S-K is not necessary.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Certain Relationships and Related Party Transactions, page 40

33.
We note your disclosure that 1,000,000 shares of common stock were issued to Mr. Bergman which you believe was exempt under the Securities Act.  Please specify the section of the Securities Act under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Please also specify this information in your Recent Sales of Unregistered Securities Section on page II-3.

Response:  Revised.  We believe that the issuance of 1,000,000 shares of common stock to Mr. Bergman was exempt under Regulation S of the Securities Act.  Accordingly, we have revised the second sentence of the fifth paragraph of page 40 of the document as follows: “We believe this issuance was deemed to be exempt under Regulation S of the Securities Act.”

34.
Please explain why you valued the shares you issued to Mr. Bergman in February of 2009 at $0.00014 per share and valued the shares you issued to your selling stockholders from June through September of 2009 at $0.025 per share.

Response:  The price per share for the shares that we issued from June through September 2009 to the selling stockholders was higher than the price per share for the shares issued in February 2009 to Mr. Bergman as a consequence of our plan to register the selling stockholders’ shares and due to the progress the Company made by June in relation to February.

35.	We note your disclosure on page 35 that Mr. Shalom provides the corporate office space at no cost to the company. Please provide the disclosure required by Item 404(d) of Regulation S-K.

Response:  Under Item 404(d)(i) of Regulation S-K, a smaller reporting company must provide information for any transaction, since the beginning of its last fiscal year, or any currently proposed transaction, in which it was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.  As disclosed, Mr. Shalom makes available corporate office space to the Company at no cost to the Company.  Given that the transaction constituted by this arrangement between Mr. Shalom and the Company does not exceed $120,000, we believe that we are not obligated to provide any information under Item 404(d)(i) with respect to this transaction.

Under Item 404(d)(ii) of Regulation S-K, a smaller reporting company must provide information required to be provided under Item 404(c), which requires the disclosure of information by a registrant with a promoter where the promoter has, in the past five fiscal years, received anything of value from the registrant, or where the registrant has acquired assets from the promoter.  We do not believe that the Company is subject to the disclosure obligations under Item 404(d)(ii) of Regulation S-K with respect to the arrangement between Mr. Shalom and the Company because, even assuming that Mr. Shalom is a promoter of the Company, as defined in Item 405 of Regulation S-K, Mr. Shalom’s making available office space to the Company free of charge does not involve receipt by Mr. Shalom of anything of value, nor the acquisition by the Company of any assets from Mr. Shalom.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Item 404(d)(iii) of Regulation S-K is inapplicable to the arrangement between Mr. Shalom and the Company.

Therefore, we do not believe that we are obligated to make any disclosure under Item 404(d) of Regulation S-K with respect to Mr. Shalom’s making office space available to the Company free of charge.

Report of Registered Independent Auditors, page F-2

36.
In the introductory paragraph to your audit opinion, it states that your auditors audited the period from inception through December 31, 2009.  However, it appears from the opinion paragraph and the financial statements presented that the report should read inception through May 31, 2010.  Please revise or advise.

Response:  Revised.  Our auditors have confirmed that they audited the Company from inception through May 31, 2010. We have revised the erroneous date in the introductory paragraph of page F-2 accordingly.  Please see the Amended Draft.

Statement of Stockholders’ Equity, page F-5

37.	Please ensure that your statement of stockholders’ equity fully complies with ASC 915-215-45-1.

Response:  Revised.  We revised the statement of stockholders to comply with ASC 915-215-45-1.  Please see the Amended Draft.

Statement of Cash Flows, page F-6

38.
We note that you classified a $50,000 financing inflow during fiscal 2008 as “Proceeds from common stock.”  Considering your disclosures on pages 40 and F-10 suggest that common stock was not issued in this transaction, please classify this amount within a separate line item or clarify why you believe your presentation is appropriate.

Response:  Revised.  We revised the financials to classify the $50,000 financing inflow during fiscal 2008 within a separate line item.  Please see the Amended Draft.

Note 3.  Common Stock, page F-9

39.
Although you disclose in this footnote that you issued stock to your officers for cash payments, you indicate on page 38 that shares were issued to your officers for the services they provided to you.  Please address this apparent inconsistency.

Response:  The stock issued to Messrs. Shalom and Bergman was issued in consideration for the cash payments described on page 38 of the document, not for any services they provided to the Company.  As noted above in our response to Comment 31, we have revised the first sentence of the second paragraph of page 38 of the document as follows: “We have not paid, nor do we owe, any compensation to our executive officers.”

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Note 5.  Related Party Loans and Transactions, page F-10

40.	Please disclose the fact that your President and Director is providing you with rent-free office space, similar to your disclosure on page 35. Please see ASC 850-10-50-1.

Response:  Revised.  We revised the financials to state that our President and Director is providing us with rent-free office space.  Please see the Amended Draft.

Indemnification of Directors, Officers, Employees and Agents. Page II-1

41.	We note your statements in the third statement on page II-1. However, we cannot locate the provisions in Article 12 of your bylaws which you reference. Please clarify or revise.

Response:  Revised.  We have amended the third paragraph on page II-1 as follows:

“Article VI of our Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, as it may be amended from time to time, none of our directors will be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty as a director.  Pursuant to Article XII of our bylaws, we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, as it may be amended from time to time.  Our bylaws also provide for discretionary indemnification for the benefit of agents to the fullest extent permissible under Delaware law.”

Exhibits and Financial Statement Schedules, page II-3

42.
We note your statement on page II-3 that subscription agreements were entered into in connection with the securities being registered for resale.  Please file the form of subscription agreement as a material contract or tell us why you believe this is unnecessary.  Please see Item 601(b)(1)) of Regulation S-K.

Response:  Revised.  We have filed the form of subscription agreement as Exhibit 10.2 of the Amended Draft, and have amended the list of Exhibits on page II-4 of the document accordingly.  Please see the Amended Draft.

Undertakings, page II-5

43.
It appears the language required in the undertaking required by Item 512(a)(1)(ii) of Regulation S-K after the word “events” and before the word “which” in the first sentence of this undertaking has been omitted from your filing.  Please revise.

Response:  Revised.  We have revised paragraph (a)(ii) of the Undertaking on page II-5 of the document by inserting the following between the words “events” and “which”: “arising after the effective date of the registration statement (or the most recent post-effective amendment thereof).”

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Exhibit 5.1

44.	Please clarify in the first paragraph that SRK Law Office has acted as counsel to the company.

Response:  Revised.  The opinion letter to SRK Law Office has been revised by the addition of the following words to the first sentence at the beginning of the second paragraph: “We act as counsel to the Company.”

45.	Please remove the words “on the date hereof” in the penultimate paragraph of refile an opinion on the day you want the regulation statement to go effective.

Response:  Revised.  The opinion letter of SRK Law Offices has been revised by the deletion of the phrase “on the date hereof” from the third paragraph and the penultimate paragraph reads as follows: “Based on our examination mentioned above, we are of the opinion that the Common Stock being registered for resale by the selling stockholders of the Company are validly issued, fully paid and non-assessable.”

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact tel: 1-800-878-5756.

Sincerely,
Omri Amos Shalom, President
Top Gear, Inc.

VIA EDGAR
cc:           Angie Kim, Staff Attorney

ORTHODOX UNION

How do I know it's Kosher?

An OU Kosher Primer

INTRODUCTION:

OUKOSHER.ORG

Back to OUKosher.org

The Hebrew word kosher means fit or proper as it relates to kosher dietary law. Kosher foods are permitted to be eaten, and can be used as ingredients in the production of additional food items.

The basic laws of Kashrus (a Hebrew word referring to kosher and its application) are of Biblical origin (Leviticus 11 and Deuteronomy 17). For thousands of years, Rabbinic scholars have interpreted these laws and applied them to contemporary situations. In addition, Rabbinic bodies enacted protective legislation to safeguard the integrity of kosher laws.

The laws of kashrus are complex and extensive. The intention of this guide is to acquaint the reader with some of the fundamentals of kashrus and provide insight into its practical application. Given the complex nature of the laws of kashrus, one should consult an Orthodox Rabbi whenever a kashrus issue arises.

Though an ancillary hygienic benefit has been attributed to the observance of kashrus, the ultimate purpose and rationale is to conform to the Divine Will, as expressed in the Torah.

Not too long ago, most food products were made in the family kitchen, or in a small factory or store in the local community. It was relatively easy to ascertain if the product was reliably kosher. If Rabbinical supervision was required, it was attended to by the rabbi of the community, who was known to all. Today, industrialization, transcontinental shipping and mass production have created a situation where most of the foods we eat are treated, processed, cooked, canned or boxed commercially in industrial settings, which can be located hundreds or thousands of miles away from home.

What adds further complication is that it is generally not possible to judge the kosher status of an item on the basis of the information provided in the ingredient declaration for a variety of reasons.

First, the product may be made from kosher ingredients, but processed on non-kosher equipment. Second, the USDA does not require the listing of certain processing aids, such as pan liners and oils that serve as release agents. Though not legally classified as ingredients, these items could nonetheless render the product non-kosher. Third, many

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ingredients can be kosher or non-kosher, depending on their source of origin. For example, glycerin and emulsifiers are made from either vegetable or animal oils. Finally, many ingredients are listed only in broad terms, with no breakdown of the many complex components that make up the actual item. For example, a chocolate flavor may contain 50 ingredients, but the ingredient declaration will list this entire complex of ingredients as "flavors".

Unless a person is an expert in food production, the average consumer cannot possibly make an evaluation of the kosher status, which is why it is important to purchase only those products that have the endorsement of a reliable kosher agency.

II. KOSHER AND NON-KOSHER MEAT, POULTRY, AND FISH

A. Meat:

The Torah states that kosher mammals are those which chew their cud (ruminants) and are cloven-hoofed. The following animal species are among those considered to be Kosher: Addax, Antelope, Bison, Cow, Deer, Gazelle, Giraffe, Goat, Ibex and Sheep. In addition, meat and poultry require special preparation, which will be discussed below.

B. Poultry:

The Torah does not enumerate specific characteristics to distinguish permitted and forbidden birds. Instead, it enumerates 24 forbidden species of fowl, while all other birds are considered to be kosher. Nonetheless, for various reasons, in practice we eat only those birds which have an established tradition that the species is kosher.

In the United States, the only poultry accepted by mainstream kashrus organizations as kosher are chicken, turkey, duck and goose.

C. Fish:

The Torah establishes two criteria to determine what are kosher fish. The fish must have fins and scales. The scales must be easily removable without damaging the skin. [Generally, scales on kosher fish are either thin, rounded and smooth-edged (cycloid) or narrow segments that are similar to teeth of a comb (ctenoid)]. All shellfish are prohibited. Unlike meat and poultry, fish requires no special preparation. Nonetheless, the fish scales must be visible to the consumer in order to establish the kosher status of the fish. Therefore, filleted or ground fish should not be purchased unless properly supervised, or the fillet has a skin tab with scales attached to the flesh. Furthermore, purchasing fish in a non-kosher fish store is problematic, even if the scales are intact, because the knives and tables are not kosher, and Rabbinic guidance should be sought.

Rabbinic law prohibits consumption of fish and meat together.

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Processed and smoked fish products require reliable rabbinic supervision, as do all processed foods.

III. MEAT & POULTRY PROCESSING

A. Shechita:

The Torah requires that meat and poultry be slaughtered in a prescribed manner known as shechita. The trachea and esophagus of the animal are severed with a special razor-sharp, perfectly smooth blade, causing instantaneous death with no pain to the animal. Only a trained kosher slaughterer (shochet), whose piety and expertise have been attested to by rabbinic authorities, is qualified to slaughter an animal for kosher consumption.

B. Bedika:

After the animal has been properly slaughtered, a trained inspector (bodek) inspects the internal organs for any physiological abnormalities that may render the animal non-kosher (treif). The lungs, in particular, must be examined in order to determine that there are no adhesions (sirchot), which may be indicative of a puncture in the lungs. If an adhesion is found, the bodek must further examine it carefully to determine its kashrus status. It should be noted that in addition to fulfilling the requirements of halacha (Jewish law), the bedika of internal organs insures a standard of quality that exceeds government requirements.

C. Glatt Kosher:

Though not all adhesions render an animal non-kosher, some Jewish communities or individuals only eat meat of an animal that has been found to be free of all adhesions on its lungs. "Glatt" literally means □smooth□, indicating that the meat comes from an animal whose lungs have been found to be free of all adhesions. Recently, the term "glatt kosher" is increasingly used more broadly as a generic phrase, implying that the product is kosher without question.

D. Nikkur:

In some kosher animal species, many blood vessels, nerves and lobes of fat are forbidden and must be removed. There are special cutting procedures for beef, veal and lamb known as □Nikkur□ (Hebrew word for □excising□), which must be performed by a specially trained individual.

E. Koshering:

The Torah forbids the consumption of the blood of an animal. The two Torah accepted methods of extracting blood from meat, a process referred to as □koshering□, are either salting or broiling.

Meat should not be placed in warm water before it has been □koshered□. Once meat is cooked prior to koshering, it cannot be made kosher.

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1. Salting:
The meat must first be soaked for a half hour in cool (not ice) water in a utensil designated only for that purpose. After allowing for excess water to drip off the meat, the meat is thoroughly salted so that the entire surface is covered with a thin layer of salt. Only coarse salt should be used. Both sides of meat and poultry must be salted. All inside loose sections of poultry must be removed before the koshering process begins. Each part must be soaked and salted individually.

If the meat or poultry was sliced during the salting process, the newly exposed surfaces of the cut must now be soaked for a half hour and salted as well.

The salted meat is left for an hour on an inclined or perforated surface to allow the blood to flow down freely. The cavity of the poultry should be placed open, in a downward direction.

After the salting, the meat must be thoroughly soaked, and then thoroughly washed to remove all of the applied salt.

According to kosher law, meat must be koshered within 72 hours after slaughter so as not to allow the blood to congeal. If meat has been thoroughly soaked prior to the 72 hours limit, an additional seventy-two hours time stay is granted to complete the first step of the salting process.

2. Broiling:
An alternate means of "koshering" meat is through broiling. Liver may only be koshered through broiling, because of the preponderance of blood in it.

Both the liver and meat must first be thoroughly washed to remove all surface blood. They are then salted slightly on all sides. Subsequently, they are broiled specifically on a designated liver-broiling perforated grate over an open fire, which draws out the internal blood. When koshering liver, slits must be made in the liver prior to broiling.

The meat or liver must be broiled on both sides until the outer surface appears to be dry and brown. After broiling, the meat or the liver is rinsed off.

F. The Kosher Butcher:
Years ago, salting of meat and poultry was performed in the

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home of the consumer. More recently, the kosher butcher performed salting in the butcher shop. Today, the entire process of slaughtering, bedika, nikkur and salting has shifted to the slaughterhouse. This allows for uniform consistency of high standards. Nonetheless, the kosher butcher plays a critical role in distributing the product. The butcher must be a person of integrity and the store should be under reliable Rabbinic supervision.

G. Packaging:
From the time of slaughter, kosher meat and poultry must be properly supervised until it reaches the consumer. A metal tag called a plumba, bearing the kosher symbol is often clamped on the meat or fowl to serve as an identifying seal of supervision. Alternatively, the meat or fowl is packed in tamperproof packaging with the kosher logo prominently displayed.

H. Cost:
Because kosher meat and poultry have many processing requirements (shechita, bedika nikkur and salting), which must be performed by specially trained individuals, the labor costs associated with kosher meat and poultry are significantly greater. This accounts for the higher cost of kosher meat and poultry.

IV. CATERERS, RESTAURANTS, HOTELS:

Caterers, restaurants, and hotels must be supervised by a reputable Orthodox Rabbinic authority.

It cannot be assumed that kashrus is maintained simply because a kosher impression is created by an advertisement or by a statement, such as, "we serve a kosher clientele." Too often, 'vegetarian' or 'dairy' restaurants are assumed to be kosher and beyond the need for supervision. Unfortunately, this is a prevalent misconception. Fish, baked goods, cheese, shortening, oil, eggs, margarine, dressings, and condiments are among the many foodstuffs requiring supervision in 'vegetarian' and 'dairy' restaurants. Even those food items that are kosher in their raw states could be rendered non-kosher when prepared on equipment used for non-kosher food. For these reasons, reputable kosher supervision is required.

V. MEAT AND MILK IN THE KOSHER KITCHEN

The Torah forbids: 1) cooking meat and milk together in any form; 2) eating such cooked products, or 3) deriving benefit from them. As a safeguard, the Rabbis extended this prohibition to disallow the eating of meat and dairy products at the same meal or preparing them on the same utensils. Furthermore, milk products cannot be consumed after eating meat, for a period of time. There are different traditions for how long to wait between meat and dairy, but the most prevalent custom is to wait six hours.

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Meat may be eaten following dairy products with the one exception of hard cheese that is aged 6 months or more, which requires the same waiting time as that of dairy after meat. Prior to eating meat after dairy, one must eat a solid food, either drink a liquid or thoroughly rinse one□s mouth, and check the cleanliness of ones hands.

A. Utensils:
Unless one is a vegetarian and meat is totally excluded from his kitchen, a kosher kitchen must have two different sets of utensils, one for meat and poultry and the other for dairy foods. There must be separate, distinct sets of pots, pans, plates and silverware.

B. Washing Dishes:
Ideally, it is best to have two kitchen sinks, one for meat and the other for dairy. If this is not feasible, and one uses one sink for both meat and dairy, dishes and utensils should be placed and washed on a rack, so as not to touch the sink. Separate racks are to be used for meat and dairy use. Care must be taken to make sure that the water should not be allowed to rise to reach the level of the rack, and dishes cannot be soaked in a sink used for both dairy and meat.

VI. EGGS

The eggs (or other by-products) of non-kosher birds or fish are not kosher. Caviar, therefore, must come from a kosher fish and this requires reliable supervision. Commercial liquid eggs also require supervision. Eggs of kosher fowl, which contain a bloodspot, must be discarded, and therefore eggs should be checked before use.

VII. SHORTENING AND OIL:

Government regulations concerning the labeling of food ingredients have undergone strict changes. Not only must the label specify the type of shortening, i.e., vegetable or animal, but it must declare the actual source as well. Thus, it is commonplace to find mention of cottonseed oil, lard, coconut oil, and other oil sources. The result of this explicit label display is that the consumer can easily detect what is blatantly non-kosher. However, it is important to be aware that the kosher status of a product containing even pure vegetable shortening can only be verified by reliable kosher certification. The reason for this is that manufacturers of vegetable shortening often process animal fats on common equipment. Pure vegetable products may satisfy USDA guidelines for purity, however, in terms of Jewish law, vegetable oil may be non-kosher because it is processed on non-kosher equipment.

VIII. EMULSIFIERS:

Emulsifiers are complex substances that are used in many types of food production. They can perform a number of critical functions, among them acting as a surfactant (reducing the surface tension of a liquid) thus making oil and water soluble. Emulsifiers are critical components in many food items, such as margarine, shortenings, cream fillings, toppings,

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coffee creamers, whiteners, prepared cake mixes, donuts, puddings, ice cream, frozen desserts, instant mashed potatoes, peanut butter, breakfast cereals, chocolates and candies. Emulsifiers may be listed on the ingredient label as polysorbates, glycerides, mono and diglycerides, sorbitan monostearates, etc. Emulsifiers are produced from either animal or vegetable oil, and emulsifiers require reliable kosher supervision.

IX. FLAVORS:

A critical sector of the food industry is manufacturers of flavors. Flavors, whether artificial or natural, are components of nearly every product. Flavor production is highly complex and uses raw materials from every imaginable source. Some common kosher sensitive ingredients used in flavors are fusal oil (which may be extracted from grape juice), civet (a cat extract) and castorium (a beaver extract). Since the ingredient declaration never includes a breakdown of ingredients used in flavors, food items containing natural or artificial flavors require reliable supervision.

X. FILLINGS AND CREMES:

All fillings, cr□mes, and fudge bases must be certified kosher because they may contain fats, emulsifiers, gelatin stabilizers and flavors.

XI. BREADS, ROLLS, CHALLAH, BAGELS AND BIALYS:

These basic household staples present several kashrus problems and require kashrus certification.

Many types of bread are made with oils and shortenings. Basic ingredients of specially prepared dough mixes and dough conditioners are shortenings and di-glycerides. In bakeries, pans and troughs in which the dough is placed to rise and to bake are coated with grease or divider oils, which may be non-kosher. These oils often do not appear on the label. There may also be an issue of other non-kosher products prepared and baked on the same equipment. These are some of the reasons that bread requires kosher supervision.

It is Rabbinically prohibited to consume bread with dairy ingredients. Since bread is frequently eaten at all meals, the Rabbis were concerned that one might inadvertently eat dairy bread with a meat meal. There are two exceptions - if the bread is baked in an unusual shape or design indicating that it is dairy, or if the loaf is so small that it would be consumed at one meal.

Jewish law requires that a portion of batter or finished baked product be set aside for what is known as □challah□'. While any size portion is adequate for challah, it is customary to separate a portion the size of an olive. After separation, the challah is burned. This ritual is obligatory only when the owner of the dough at the time of its preparation is Jewish, and the dough is made from flour of any of the following five grains: wheat, oats, rye, spelt, and barley. In addition, there is no requirement to separate challah if the batter contains less than 2-1/2 pounds of flour. If the batter contains at least 5 pounds of flour, a blessing is recited before

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separating challah.

If this mitzvah has not been performed in the bakery, it may be performed in the home by placing all the baked goods in one room, breaking open all sealed packaged material, and taking a small piece from any of the baked goods and burning it.

XII. CAKE, PASTRIES AND DOUGHNUTS

These products generally contain shortening, emulsifiers, flavors and other kosher sensitive ingredients, and therefore reliable supervision is necessary.

XIII. DAIRY PRODUCTS

A. Milk:
Rabbinic law requires that there be supervision during the milking process to ensure that the source of the milk is from a kosher animal. Following the opinion of many rabbinic authorities, OU policy is that in the United States, the Department of Agriculture's regulations and controls are sufficiently stringent to ensure that only cow's milk is sold commercially. These government requirements fulfill the Rabbinical requirement for supervision. However, some individuals are more stringent and only consume milk that was produced with full-time supervision. This is known as cholov yisroel.

B. Cheese:
All cheeses require kashrus certification, including hard cheeses (Swiss, cheddar, etc.) and soft cheeses (cottage, farmer, pot, and cream cheese). Rennet, processed from the stomachs of unweaned calves, is often used in the production of hard cheese as a curdling and coagulating agent. Kosher hard cheese is produced with microbial rennet, which is derived from kosher sources. Because hard cheese is typically made with animal rennet, the Rabbinic sages decreed that even when animal rennet is not used, a full-time supervisor must be present to guarantee the kosher integrity of the product. Hard cheese produced with kosher ingredients and a full-time supervisor is known as gevinas yisroel.

Soft cheeses may contain cultures and flavors that are not kosher. Since these products are pasteurized, the kosher integrity of the equipment is an issue as well.

XIV. PAREVE FOODS:

The adjective □pareve□ means that the food item does not contain dairy or meat ingredients, and it was not processed with heat on dairy or meat equipment. Pareve foods are neutral and may be eaten with meat or dairy foods.

A. OU policy is that dairy or meat items are labeled OU-D

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and OU Dairy or OU Meat respectively. An item that is labeled OU without a suffix can be assumed to be pareve. Nonetheless, we recommend checking the ingredients listed on the label, since on rare occasions, the OU-D is inadvertently omitted.

B. Sherbets:
According to government standards, any product labeled 'sherbet' or 'fruit sherbet' must contain milk and is, therefore, not pareve. Water ices may be pareve or dairy, which will be reflected in the OU designation.

C. Margarine:
Margarine contains oils and glycerides and requires rabbinic certification. Margarine may contain up to 12% dairy ingredients, and some margarines are OU Dairy while others are pareve.

D. Many non-dairy creamers are, in fact, dairy and bear an OU-D. The government requires that creamers be labeled □non-dairy□ if milk derivatives are used instead of whole milk.

XV. NATURAL AND HEALTH FOODS

With the proliferation of so-called □Natural□ or □Pure□ and similarly promoted health food products in the United States, some clarification is in order with regards to their kashrus status. There is a mistaken notion that natural products are inherently kosher. In fact, all non-kosher food items are natural, and therefore natural has no bearing on the kosher status.

XVI. WINES AND GRAPE PRODUCTS

All grape wines or brandies must be prepared under strict Orthodox Rabbinic supervision. Once the kosher wine has been cooked, no restrictions are attached to its handling. Such products are generally labeled □mevushal□.

Grape jam (produced from grape pulp) as well as all varieties of jam and jelly require supervision because they may be processed on non-kosher equipment and may contain non-kosher additives.
Grape jelly is produced from grape juice and can be used only when produced from kosher grape juice under proper supervision.

Natural and artificial grape flavors may not be used unless they are kosher endorsed. Many grape flavors contain natural grape extracts and are labeled artificial or imitation because other flavoring additives are used in the formula.

Liqueurs require supervision because of the flavorings used in these products. In addition, the alcohol base may be wine derived.

XVII: TRAVELING KOSHER

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For the businessperson or tourist traveling across the United States, kosher certified products are available almost everywhere, even in the smallest groceries in the most remote towns. However, it is much more difficult to obtain reliably kosher certified products in most foreign countries.

A traveler bringing along frozen (T.V.) dinners where only non-kosher ovens are available for reheating, may use the ovens by covering the frozen package with two layers of aluminum foil. If a microwave will be utilized, then the food must also be double wrapped. Kosher meals should be ordered in advance when traveling by plane, train or ship. These meals are also heated in non-kosher ovens. The employees of the carrier are instructed to heat these meals in the same manner that they were received; totally wrapped in double foil with the caterer's seal and the Rabbinic certification seal intact. The traveler can ascertain by the intact seals that the dinners have not been tampered. Any dinner, which is not properly sealed, should not be eaten. The kosher certification only applies to the food in the sealed package.

Any other food (rolls, wines or liqueurs, cheeses, and coffee creamers or snacks) served loose by the carrier is not included in the kosher endorsement, unless it is sealed and bears its own separate endorsement.

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Strong Medicine: What's Ailing the FDA?

Is America's consumer watchdog understaffed, overburdened, ethically challenged or merely misunderstood?

By Alexis Jetter From Reader's Digest

Crisis in the FDA

Recent headlines have uncovered one shocking lapse after another at the Food and Drug Administration: A popular diabetes drug can sharply increase the risk of heart attack, a finding the agency knew but took two years to reveal. An FDA-approved antibiotic can destroy your liver in just five days. And despite mounting concerns about the safety of Chinese-made drugs, the agency had only enough field inspectors last year to check a mere 13 of the 714 Chinese factories that produce medicines for U.S. consumers.

Many of the nation's leading doctors, scientists and lawmakers now agree that the FDA is in crisis. Lurching from one disaster to another, the 102-year-old agency learns of dangers too late and then moves too slowly to remedy them. Insiders say it's woefully underfunded, dangerously understaffed and fractured by bitter internal tensions. Instead of depending on the FDA, Americans are doubting it -- and for good reason.

The FDA is expected to regulate $1.5 trillion in food, drugs, vaccines, medical devices, blood and tissues, radiation-emitting machines, animal feeds and drugs, cell phones, dietary supplements, biotechnology and gene therapy -- and, post-9/11, sniff out any food-borne terrorist plot. Yet the agency's annual funding, $2 billion, is about what Fairfax County, Virginia, pays for its public schools.

"Think your pacemaker, heart valve, microwave oven or morning vitamin was inspected?" asks former associate commissioner William Hubbard. "Dream on."

A chilling new report commissioned by the FDA's own advisory Science Board describes an organization nearly out of control. "We were shocked at the appalling state of science at the FDA," says Garret FitzGerald, MD, chairman of the pharmacology department at the University of Pennsylvania School of Medicine and an advisor on the report. "The analogy is Katrina. But we have to fix this before the hurricane hits."

Drug safety is perhaps the greatest concern. The respected Institute of Medicine, created in 1970 by the National Academy of Sciences, recently labeled the FDA's drug branch "dysfunctional," saying it muzzles scientific dissent, inadequately monitors drug safety and relies too heavily on drug company dollars.

Even the department's champions are worried. "I don't think the FDA is at a collapse point yet, but it's getting close," says Hubbard, who retired in 2005 after 26 years at the agency. "In some places, regulation is so weak that there's nothing left."

The agency's most recent difficulties began in 2004, when officials came under fire for silencing a staff scientist who had concluded that antidepressants could increase suicidal behavior in teens. That same year, the FDA was criticized for not acting quickly to take the painkiller Vioxx off the market after it was shown to increase the risk of heart attack and stroke.

"Every generation has required some health disaster to reform the FDA," says David Graham, MD, a drug safety expert who has worked at the agency for 24 years. Today, he says, that window of opportunity has been pried open by debacles such as Vioxx. Former FDA commissioner David Kessler, MD, agrees: "These are the times when things get fixed."

Congress has begun that job. Last September, lawmakers did increase the FDA's funding by $145 million, although only about one fourth went to the drug-review branch (more on that later) and boosted its regulatory powers. Observers hope FDA officials will use their new clout to restore the agency's lost luster. But they say the public needs to weigh in to make sure that happens. Here, the five key problems, what's being done to fix them and how you can help.

Key Problems With the FDA

- **Problem: Pressure From the Industry**

There's pressure to speed decisions, and there's pressure to soft-pedal problems. That means drugs may go on the market without adequate vetting -- or follow-up. Critics of the FDA like to say it's the best agency the pharmaceutical industry can buy. That's a political jab, and agency advocates say it's unfair. "The extraordinary efforts of these committed staff members are the very reason further catastrophic food-and-drug events have been averted," an otherwise scathing review by the FDA's Science Board concluded last November.

But most agree that there's at least a problem of perception, and perhaps more than that, caused by the growing chunk of the agency's budget that comes directly from drug companies. Industry dollars now pay for more than half of the FDA's drug-review budget; in five years, that proportion is expected to jump to 70 percent.

Called user fees, this $400 million a year is designed to speed decisions on applications for new drugs. "User fees seem to save taxpayers money," says Susan Wood, PhD, the former assistant commissioner for women's health at the FDA and now a professor of public health at George Washington University. "But they undermine public confidence in the FDA's independence and impose time pressures that could end up costing lives."

Faster approval of drugs, of course, is a very good thing if you need a lifesaving medicine. Many patients are clamoring for that speed. Review times have been cut from 27 months to less than a year. Vioxx was fast-tracked in just six months. But some argue that the

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pendulum has swung too far. "A lifesaving drug should be sped along," says Steven Nissen, MD, chair of the department of cardiovascular medicine at the Cleveland Clinic and a frequent advisor to the FDA. "But with user fees, we've pressed the accelerator on all drugs, and that's a mistake."

Here's the danger: "The easiest way to make those deadlines is not raise too many questions and just accept what the drug companies say about safety," says former FDA drug reviewer David Ross, MD. Too often, Dr. Ross says, reviewers tell their FDA supervisors that a drug doesn't work or has a major safety problem and "managers come up with contrived reasons to approve the drug anyway." He says the standards of safety and efficacy have slipped to the point that the drug reviewers "can end up approving almost anything."

No one can say that moving drugs more quickly from the laboratory to the pharmacy always puts Americans at risk. But there is a smoking gun: an alarming spike in adverse drug reactions reported to the FDA recently, from 267,000 in 2000 to over 471,000 in 2006. And the number of reported deaths has nearly tripled, from 5,519 to 15,107. That's only part of the story: The agency estimates that it learns of fewer than one in ten drug reactions.

Janet Woodcock, MD, the FDA's deputy commissioner and chief medical officer, flatly denies that user fees and sped-up approvals compromise safety. "The FDA is legendarily tough -- our requirements are viewed as a really tough bar to get over."

"The review standards have not changed one bit since the introduction of user fees," says Alan Goldhammer, PhD, deputy vice president for the Pharmaceutical Research and Manufacturers of America, the drug industry lobby. "We've been careful never to compromise the independence of the FDA. Congress would not permit it."

Nevertheless, says Dr. Woodcock, "I understand that there's a perception problem."

What's Being Done
Congress slightly increased the FDA's drug safety budget last year but accomplished that mostly by boosting user fees once again. To help offset that influence, and enable the FDA to tackle all its other responsibilities, reformers say Americans should pay 3 cents a day to fund the agency, rather than the 1.5 cents we now pay. The agency's Science Board argues, "That's a great price to pay for the assurance that our food and drug supply is, indeed, the best and safest in the world."

• Problem: Safety of New Drugs
When the FDA approves a drug or medical device, staff scientists must, in effect, make a judgment call about its safety. They're relying on industry studies that usually follow between 600 and 3,000 people, often for just a few months. Those small clinical trials are designed to measure a drug's safety and effectiveness in a targeted group of patients -- not the dangers the drug might pose when it's taken by people with a wide variety of backgrounds and health conditions. "If it kills one in 2,000 people, or makes one go blind, you may not see that in the trial," says Drummond Rennie, MD, a deputy editor of The Journal of the American Medical Association (JAMA) and a professor of medicine at the University of California, San Francisco. "You start adding that up, and that's ten in 20,000 going blind, and that's a lot of people."

Those risks are revealed only after a medicine goes on sale and has been used for months or years by hundreds of thousands or even millions of people. Keeping track of those reactions is called post-market surveillance, and experts say it's one of the most important phases of drug testing. Historically, user fees were not allowed to go toward checking the safety of drugs once they were on the market. And until now, those follow-up reports haven't been mandatory. A 2006 report found that 65 percent of the studies that drug firms promised to conduct in recent years hadn't even begun.

What's Being Done
Congress authorized the FDA to spend $25 million from user fees this year to improve drug safety. But agency insiders say that's not nearly enough. "You've still got a mismatch," says Hubbard, who is now a senior advisor for the Alliance for a Stronger FDA, a group that includes seven former agency commissioners and three former Secretaries of Health and Human Services. "You still have all this effort going into getting the drugs on the market, and not much going into making sure they're safe once they're out there."

On that issue, Congress got tough last year. The FDA can now require companies to trace the long-term effects of their drugs. If firms renege, they face stiff fines, up to $10 million for repeat offenses.

Another crucial reform: Companies can no longer treat the results of clinical trials as trade secrets. Until this year, a manufacturer could cherry-pick what it revealed -- publishing a favorable study in a medical journal and sticking less rosy findings in a drawer. A report in the January New England Journal of Medicine revealed that one-third of antidepressant drug trials are not published, which can mislead doctors into thinking the drugs are more effective than they really are.

Here, too, Congress has drawn the line: Companies must post results of clinical trials on a public database, ClinicalTrials.gov, within one year of their completion. Independent experts should soon be able to evaluate the findings and better inform doctors and consumers about what the studies mean. Unfortunately, companies can wait three years to post summaries written for the general public.

That new measure of openness draws kudos from Dr. Woodcock, the FDA deputy commissioner. "People volunteered for those trials, and their lives may have been altered as a result," she says. "They deserve to know that their information has contributed to society." Having such full disclosure about a treatment or device is the only way to know what medical research means for all of us.

• Problem: Sloppy Record Keeping
For an organization whose core function is gathering and analyzing crucial facts quickly, the FDA's partially computerized database "is like something that came off the ark," says Dr. FitzGerald, the Penn pharmacologist and agency advisor.

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Companies are required to tell the FDA about any severe reactions they learn of, and do so within 15 days if the injuries are life-threatening. And the agency operates a website called MedWatch (www.fda.gov/medwatch), where doctors (and patients) can download a form to report problems. But few physicians bother to use it. The result: Only a small fraction of adverse reactions get passed on. Even more important, the FDA doesn't have the time or money to make sense of the information it does receive.

The agency is notified of half a million problems each year, a third of them serious, says Dr. Woodcock. Most of those reports arrive via paper fax and have to be sorted by hand. More worrisome, the FDA's skeleton staff of 35 report analysts have only eight minutes to read even the most serious case, says Hubbard, who tracked such things as associate commissioner.

"We've never had enough resources to really do the job and hire the staff," says Dr. Woodcock, who has been at the FDA for two decades. "And it's not that we didn't try."

What's Being Done
Congress has responded, telling the agency to invest several million dollars to connect to large medical-records databases run by the Veterans Health Administration, Medicare and HMOs. Using these databases will allow the FDA to better track and analyze adverse drug side effects. That means the FDA will know much sooner if a newly marketed drug needs to be relabeled or pulled off the market, even whether one medication works better than another. And thanks to Congressional intervention, the agency will now be able to make label changes quickly, without prolonged negotiations with the drug companies.

Problem: Conflicts of Interest

The FDA's advisory boards, which vote on drugs and devices, are intended to represent a broad spectrum of physicians, researchers and patient advocates -- not stockholders. But a study published in JAMA in 2006 found that in 22 percent of advisory board meetings, more than half the members had direct financial interests in the companies whose medical products they evaluated, or their rivals.

The agency says it's doing the best it can. Because drug companies underwrite most clinical research, even at universities and hospitals, some say it's difficult to find top medical experts with no ties to industry.

What's Being Done
Congress has decided to roll up the red carpet. Over the next five years, the FDA will have to cut by 25 percent the number of advisory committee members with financial ties to a product under review. Consumer groups had hoped for an outright ban but say this is a step in the right direction.

- **Problem: Muzzled Experts**

Dr. Graham, in the FDA's drug safety office, says that a few years ago he was ordered to soften his assessment of a drug he thought should be withdrawn because it could cause liver failure and death. "Industry is our client," a supervisor told him.

"It may be your client," Dr. Graham says he replied, "but it will never be mine."

When told this story, FDA spokeswoman Julie Zawisza said, "Our client is really the public."

Still, other agency scientists share Dr. Graham's concerns. Drug reviewer Rosemary Johann-Liang, MD, suggested two years ago that the diabetes drug Avandia carry a black box on its label (the agency's strongest warning), alerting patients and doctors to its cardiac risks. Instead, Dr. Johann-Liang says, her supervisors reprimanded her and deep-sixed her report.

Last August the agency did finally issue an urgent warning about the drug and placed a black box on its label. But by then Dr. Johann-Liang had resigned -- and millions of Avandia prescriptions had already been filled.

Many agency staffers say they've felt similar pressure to soft-pedal product dangers. In a poll of 1,000 FDA scientists, conducted in 2006 by the Union of Concerned Scientists, 20 percent said agency decision makers had asked them explicitly "to provide incomplete, inaccurate or misleading information to the public, regulated industry, media or elected/senior government officials." And 40 percent said they could not publicly express concerns about public health "without fear of retaliation."

The tone has been set from the top. Last year Andrew von Eschenbach, MD, the FDA commissioner, told a roomful of staffers to stop making their gripes public. "If they don't follow the team," he said, "the first time, they'll be spoken to; the second time, they'll be benched; and the third time, they'll be traded." (FDA spokeswoman Zawisza says Dr. von Eschenbach has no desire to limit dissent.)

The tangled story of Ketek, a once-promising new antibiotic, illustrates what can happen when the agency's scientists feel marginalized.

What's Being Done
Last year Congress created the Office of Chief Scientist of the FDA, to give staff members a forum for debates and improve the quality of research. The new law also gives in-house staffers the right to publish their critiques in medical journals and makes sure their assessments, even if overruled, are made part of the public record.

Money alone won't solve the FDA's morale problem. In recent years, dozens of career scientists and senior managers have left the agency, a much higher turnover than that of the National Institutes of Health or the Centers for Disease Control and Prevention. Public trust in the agency has slid from 67 percent in 2001 to 36 percent in 2006.

Without change at the top, longtime agency watchers say, there's no assurance that officials will get tough on industry scofflaws. In fact, from 2000 to 2005, FDA enforcement against drug, vaccine and medical device manufacturers dropped by more than 50 percent, according to a recent investigation by California Congressman Henry Waxman.

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A discouraging sign: One of the first regulations the agency proposed this year is intended as a shield, according to some Congressional leaders, designed to protect drug companies from lawsuits brought by people who believe they've been injured by drugs or medical devices.

But having stronger tools and the right leadership could gradually restore the FDA to what it once was -- a highly respected band of medical detectives, apolitical and immune to corporate pressure.

There is one bright spot on the horizon, says Jerry Avorn, MD, a professor of medicine at Harvard Medical School and an expert on the drug-approval process. "There is more public awareness of this issue than I've seen in 30 years," he says. "And that can help put the agency's many smart, dedicated people back into the driver's seat. Because a lot of this is really not about very arcane science. It's about common sense. And that's what's been missing, until now."

Read more about what *you* can do.

See the life cycle of a prescription drug.

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